EXHIBIT (a)(1)(i)

OFFER BY

EACH OF

EATON VANCE LIMITED DURATION INCOME FUND

EATON VANCE SENIOR FLOATING-RATE TRUST

EATON VANCE SENIOR INCOME TRUST

(EACH, A “FUND” AND, COLLECTIVELY, THE “FUNDS”)

TO PURCHASE FOR CASH

UP TO 100% OF ITS OUTSTANDING AUCTION PREFERRED SHARES

Eaton Vance Limited Duration Income Fund:

Auction Preferred Shares, Series A, Series B, Series C, Series D and Series E

Eaton Vance Senior Floating-Rate Trust:

Auction Preferred Shares, Series A, Series B, Series C and Series D

Eaton Vance Senior Income Trust:

Auction Preferred Shares, Series A and Series B

EACH FUND’S OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2026, UNLESS THE OFFER IS EXTENDED.

Each Fund’s Offer (as defined herein) is not conditioned on any minimum number of shares being tendered but is subject to certain other conditions as outlined in this Offer to Purchase and in the related letter of transmittal (each term as defined herein).

If each Fund’s Offer is completed, the Fund will purchase Preferred Shares (as defined herein) at a price per share equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), in cash, plus any unpaid dividends accrued through the Expiration Date (as defined herein), less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended from time to time, with respect to each Fund, constitutes such Fund’s “Offer” and, collectively, the “Offers”), if properly tendered and not withdrawn prior to the Expiration Date.

Neither the Funds, the Funds’ Boards of Trustees (each, a “Board”) nor Eaton Vance Management, the investment adviser for each of the Funds (the “Adviser”), makes any recommendation as to whether to tender or not to tender Preferred Shares in the Offers. No person has been authorized to give any information or to make any representations in connection with an Offer other than those contained in this Offer to Purchase and in the

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Letter of Transmittal in respect of each Fund, and, if given or made, such information or representations may not be relied upon as having been authorized by the Boards or the officers of the Funds or the Adviser. The Funds have been advised that no Trustee or executive officer of any Fund intends to tender any Preferred Shares pursuant to the Offers.

You may direct questions and requests for assistance to EQ Fund Solutions, LLC, the information agent for the Offers (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Shareholders may obtain additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery, the notice of withdrawal or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents. If you do not wish to tender your Preferred Shares, you need not take any action.

Important Preferred Shareholder Information

If you wish to tender all or any part of your Preferred Shares of a Fund, you should either (i) deliver such Preferred Shares pursuant to the procedures for book-entry transfers set forth in the section “The Offers – Procedure for Tendering Preferred Shares – Book-Entry Shares” prior to the Expiration Date of the applicable Offer or (ii) request your broker, dealer, commercial bank, trust company or other nominee (“Nominee Holder”) to effect the transaction for you. If you have Preferred Shares registered in the name of a broker or other Nominee Holder, you must contact such broker or other Nominee Holder if you desire to tender your Preferred Shares. Nominee Holders are required to submit one tender per holder of Preferred Shares and not combine your tender with any tender submitted by the Nominee Holder on behalf of other Preferred Shareholders.

If you want to tender your Preferred Shares of a Fund and your Preferred Shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, you may tender such Preferred Shares by following the procedures for guaranteed delivery set forth in the section “The Offers – Procedure for Tendering Preferred Shares – Guaranteed Delivery.”

To tender your Preferred Shares of a Fund, you must follow the procedures described in this Offer to Purchase, the Letter of Transmittal and the other documents related to the Offer. Each Fund reserves the absolute right to reject any tender determined not to be in appropriate form or fully in compliance with these procedures.

A summary of the principal terms of the Offers appears on pages 1 – 7 hereof.

THIS OFFER TO PURCHASE WITH RESPECT TO EACH FUND AND RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

April 30, 2026

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Summary Term Sheet

This summary term sheet is a brief description of the material provisions of the offer made by each of Eaton Vance Limited Duration Income Fund (“Limited Duration Income Fund”), Eaton Vance Senior Floating-Rate Trust (“Senior Floating-Rate Trust”), and Eaton Vance Senior Income Trust (“Senior Income Trust”) (each, a “Fund” and collectively, the “Funds”) with respect to its outstanding preferred shares of beneficial interest, par value $0.01 per share and liquidation preference of $25,000 per share, designated as Auction Preferred Shares in the Series noted below (the “Preferred Shares”):

•	Limited Duration Income Fund to purchase for cash up to 100% of its Preferred Shares Designated Series A, Series B, Series C, Series D and Series E;

•	Senior Floating-Rate Trust to purchase for cash up to 100% of its Preferred Shares Designated Series A, Series B, Series C and Series D; and

•	Senior Income Trust to purchase for cash up to 100% of its Preferred Shares Designated Series A and Series B.

The above described offers constitute the “Offer” with respect to each Fund and are together referred to herein as the “Offers.” Each Fund is making its Offer to all holders of its Preferred Shares (with respect to each Fund, “Preferred Shareholders”). The Offers are being made upon the terms and subject to the conditions set forth in this Offer to Purchase with respect to each Fund and related Letter of Transmittal (which together, with respect to a Fund, as amended, supplemented or otherwise modified from time to time, constitute the “Offer Documents”).

Each Fund is offering to purchase its outstanding Preferred Shares, at a price per share equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), in cash, plus any unpaid dividends accrued through the Expiration Date, less any applicable withholding taxes and without interest.

The following are some of the questions that you, as a Preferred Shareholder of a Fund, may have, and answers to those questions. You should carefully read the Offer Documents in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the Offer Documents.

Who is offering to buy my Preferred Shares?

These are issuer tender offers. Each Fund is offering to purchase Preferred Shares it previously issued. Each Fund is a Massachusetts business trust.

How Many Preferred Shares Is Each Fund Offering To Purchase?

Limited Duration Income Fund, Senior Floating-Rate Trust, and Senior Income Trust are each offering to purchase up to 100% of their respective outstanding Preferred Shares, each as set forth in the table below. If Preferred Shares are properly tendered and not withdrawn prior to the date and time a Fund’s Offer expires, the Fund will, upon the terms and subject to the conditions of its Offer, purchase all outstanding Preferred Shares tendered. See “The Offers – Terms of the Offers;

Expiration Date.” Set forth below are each Fund’s Preferred Shares outstanding as of March 31, 2026.

Fund	Series	CUSIP	Outstanding Preferred Shares
Limited Duration Income Fund	A	27828H204	1,728
Limited Duration Income Fund	B	27828H303	1,728
Limited Duration Income Fund	C	27828H402	1,728
Limited Duration Income Fund	D	27828H501	1,728
Limited Duration Income Fund	E	27828H600	1,728
Senior Floating-Rate Trust	A	27828Q204	739
Senior Floating-Rate Trust	B	27828Q303	763
Senior Floating-Rate Trust	C	27828Q402	738
Senior Floating-Rate Trust	D	27828Q501	792
Senior Income Trust	A	27826S202	752
Senior Income Trust	B	27826S301	752

How Much Is Each Fund Offering To Pay For My Preferred Shares And What Is The Form of Payment?

Each Fund is offering to purchase up to 100% of its outstanding Preferred Shares, at a price per share equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), in cash, plus any unpaid dividends accrued through the Expiration Date, less any applicable withholding taxes and without interest. When considering whether to tender Preferred Shares, you should be aware that the payment received pursuant to the Offer will be less than the liquidation preference of the Preferred Shares.

Will I Have To Pay Any Fees or Commissions?

If you tender your Preferred Shares to a Fund in the Offer, you will not have to pay the Fund brokerage fees, commissions or similar expenses. If you own Preferred Shares through a broker, dealer, commercial bank, trust company or other nominee (“Nominee Holder”), and your broker or other Nominee Holder tenders your Preferred Shares on your behalf, your broker or other Nominee Holder may charge you a fee for doing so. You should consult your broker or other Nominee Holder to determine whether any charges will apply. Nominee Holders are required to submit one tender per holder of Preferred Shares and not combine your tender with any tender submitted by the Nominee Holder on behalf of other Preferred Shareholders.

How Long Do I Have To Decide Whether To Tender In An Offer?

Each Fund’s Offer will expire at 5:00 p.m., New York City time, on May 29, 2026, unless the Offer is extended. The Offer period may be extended by a Fund issuing a press release or making some other public announcement no later than 9:30 a.m. New York City time on the next business day after the Offer otherwise would have expired. An extension of the Offer by one Fund has no impact on the expiration time of another Fund’s Offer.

If you hold your Preferred Shares directly, you have until the expiration of the Offer to tender your Preferred Shares in the Offer. Further, if you cannot deliver everything required to make a valid tender to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offers – Procedure for Tendering Preferred Shares – Guaranteed Delivery.”

If your Preferred Shares are registered in the name of your broker or other Nominee Holder, you may need to tender your Preferred Shares in an Offer before 5:00 p.m., New York City time, on May 29, 2026 in order to allow such Nominee Holder time to tender your Preferred Shares. You should consult your broker or other Nominee Holder to determine if there is an earlier deadline by which you must inform such Nominee Holder of any decision to tender your Preferred Shares and provide to such Nominee Holder any other required materials.

Does Each Fund Have The Financial Resources To Make Payment?

Assuming Limited Duration Income Fund, Senior Floating-Rate Trust, and Senior Income Trust each purchases 100% of their respective outstanding Preferred Shares at 98% of the liquidation preference of $25,000 per share (or $24,500 per share), the total cost, not including fees and expenses incurred in connection with each Offer, will be the amount set forth in the table below, plus any unpaid dividends accrued through the Expiration Date. Limited Duration Income Fund intends to utilize reverse repurchase agreements or other forms of leverage and/or raise cash from the sale of portfolio investments to pay the purchase price for Preferred Shares tendered and accepted for payment. Each of Senior Floating-Rate Trust and Senior Income Trust intends to borrow additional amounts under its credit facility and/or raise cash from the sale of portfolio investments to pay the purchase price for Preferred Shares tendered and accepted for payment. See “The Offers – Source and Amount of Funds.”

Fund	Approximate Total Cost
Limited Duration Income Fund	$211,680,000
Senior Floating-Rate Trust	$74,284,000
Senior Income Trust	$36,848,000

How Do I Tender My Preferred Shares In An Offer?

To tender Preferred Shares in an Offer, you must deliver the Preferred Shares to the Depositary not later than the Expiration Date or the guaranteed delivery procedure must be complied with. If your Preferred Shares are held in street name by your broker or other Nominee Holder, such nominee can tender your Preferred Shares through the Depository in accordance with your instruction. See “The Offers – Procedure for Tendering Preferred Shares.”

When And How Will I Be Paid For My Tendered Preferred Shares In An Offer?

Each Fund will pay for all validly tendered (and not withdrawn) Preferred Shares promptly after the Expiration Date for the Offer. Each Fund will pay for your validly tendered and not withdrawn Preferred Shares in United States dollars by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from the Fund and transmitting such payments to you. In all cases, payment for tendered Preferred Shares by a Fund will be made only after timely receipt by the Depositary of the Preferred Shares, confirmation of a book-entry transfer of such Preferred Shares, any other required documents, and subject to the satisfaction or waiver of all conditions to its Offer (as noted above) (as described in “The Offers – Procedure for Tendering Preferred Shares” and “The Offers – Conditions to the Offers”).

With respect to each Fund’s Offer, “Expiration Date” means 5:00 p.m., New York City time, on May 29, 2026, unless the applicable Fund extends the period of time for which the Offer is open, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

Until What Time Can I Withdraw Tendered Preferred Shares In An Offer?

You can withdraw tendered Preferred Shares at any time until the Expiration Date and, if a Fund has not agreed to accept your Preferred Shares for payment by May 29, 2026, you can withdraw them at any time after such date until the Fund accepts the tendered Preferred Shares for payment. See “The Offers – Withdrawal Rights.”

If your Preferred Shares are registered in the name of your broker or other Nominee Holder, you may need to allow such Nominee Holder additional time to withdraw your tendered Preferred Shares. You should consult your broker or other Nominee Holder to determine if there is an earlier deadline by which you must inform such Nominee Holder of any decision to withdraw your tendered Preferred Shares.

How Do I Withdraw Tendered Preferred Shares In An Offer?

If you are the registered holder of your Preferred Shares, to withdraw tendered Preferred Shares you must deliver a written notice of withdrawal (a form of which can be provided upon request from EQ Fund Solutions, LLC, the information agent for the Offers (the “Information Agent”)) with the required information to the Depositary, while you have the right to withdraw the Preferred Shares. If your Preferred Shares are registered in the name of your broker or other Nominee Holder, contact that Nominee Holder to withdraw your tendered Preferred Shares.

Withdrawals of tenders of Preferred Shares may not be rescinded, and any Preferred Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of an Offer. However, withdrawn Preferred Shares may be retendered at any time prior to the Expiration Date by following one of the procedures described in the section “The Offers – Procedure for Tendering Preferred Shares” of this Offer to Purchase. See “The Offers – Withdrawal Rights.”

Will I Have To Pay Taxes If A Fund Purchases My Preferred Shares In An Offer?

Generally, your sale of Preferred Shares pursuant to an Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, the sale of your Preferred Shares for cash will be treated either as (1) a sale or exchange of the Preferred Shares, or (2) a distribution with respect to the Preferred Shares that is potentially taxable as a dividend. See “The Offers – Certain Material U.S. Federal Income Tax Consequences.”

You are urged to consult with your tax advisor to determine the tax consequences of participating in an Offer.

What Is The Purpose Of Each Offer?

Consistent with patterns in the broader market for auction preferred securities, beginning in mid-February 2008, each auction of a Fund’s Preferred Shares has not attracted sufficient clearing bids for there to be a successful auction, and the Fund believes that such auctions are unlikely to re-start in the near future, if at all. A failed auction is not a default on, or loss of capital of, the Preferred Shares, and in the case of a failed auction, a Fund continues to pay dividends, but at the maximum rate specified in its By-Laws rather than at a market clearing rate. However, as a result of the failed auctions, holders of the Preferred Shares who desire to sell their Preferred Shares have been unable to do so in the auction process. Each Fund also believes that no well-established secondary market for auction rate securities exists today and therefore the Preferred Shares are generally illiquid.

In light of the continued auction failures and the general market conditions for auction preferred securities, the Adviser evaluated other leverage options that it believes would be in the best interests of the Fund. Each Fund has previously conducted a discounted tender offer for a portion of its then-outstanding Preferred Shares in 2018 at a price that the Adviser believed to have been adequately discounted so as to be in the best interests of the Funds and their shareholders. In April 2026, the Board of each Fund approved a proposal presented by the Adviser to conduct the Offer for all of the Preferred Shares at a price reflecting a discount to their liquidation preference and to amend each Fund’s respective credit arrangements to the extent necessary or desirable to facilitate the repurchase of outstanding Preferred Shares, including, for Senior Income Trust, to increase its borrowing limit for this purpose. Each Fund believes that the Offer will enable the Fund to reduce its dividend obligations, including the outstanding amount of accrued and unpaid dividends, simplify its capital structure, and afford investors desiring to exit their position in the Preferred Shares an opportunity to do so. The Adviser intends for each of Senior Floating-Rate Trust and Senior Income Trust to replace some Preferred Shares leverage with additional borrowings. The Adviser intends for Limited Duration Income Fund to utilize reverse repurchase agreements or other forms of leverage to replace the leverage provided by the Preferred Shares. See “The Offers – Purpose of the Offers.”

Please bear in mind that no recommendation has been made by any Fund, its Board or the Adviser as to whether you should tender your Preferred Shares.

You are urged to consult your investment and tax advisor and make an independent decision whether to tender any Preferred Shares and, if so, how many Preferred Shares to tender.

Are There Any Conditions To Each Offer?

Each Fund’s Offer is subject to certain customary conditions as described in “The Offers – Conditions to the Offers.”

Is the closing of one Fund’s Offer contingent on the closing of another Fund’s Offer?

No. The conditions to each Fund’s Offer are only applicable to such Fund’s Offer. The failure to close one Fund’s Offer because a condition is not satisfied or waived has no bearing on another Fund’s Offer.

Will A Fund Reduce Its Leverage If The Full Amount Of Preferred Shares Is Tendered?

While each Fund expects to continue to operate with leverage, based on each Fund’s net asset value as of March 31, 2026, and the corresponding asset coverage ratio for its leverage, each Fund intends to reduce its total leverage levels after its Offer concludes.

If I Decide Not To Tender My Preferred Shares In An Offer, How Will The Offer Affect My Preferred Shares?

If you decide not to tender your Preferred Shares, you will still own the same number of Preferred Shares, and the terms of the Preferred Shares will remain the same. The Preferred Shares are not listed on any securities exchange and there is no established trading market for the Preferred Shares other than the auctions. The auctions for any outstanding Preferred Shares after the Offers will continue. Since the first quarter of 2008, auctions for the Preferred Shares have failed. Holders desiring to sell their Preferred Shares in the future may be unable to do so if auctions continue to fail. Each Fund does not currently anticipate conducting a future tender offer. Further, each Fund cannot assure you that you will be able to sell your Preferred Shares in the future; you therefore may be forced to hold the Preferred Shares indefinitely or you may have to sell your Preferred Shares at a significant discount to their liquidation preference of $25,000 per share in the future. See “The Offers – Certain Effects of the Offers.”

Can An Offer Be Extended And Under What Circumstances?

An Offer may be extended to the extent required or permitted by law or by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer. See “The Offers – Extension of Tender Period; Termination; Amendment.”

How Will I Be Notified If An Offer Is Extended?

If a Fund decides to extend its Offer, the Fund will inform the Depositary and the Information Agent of that decision and will make a public announcement of the extension, not later than 9:30

a.m., New York City time, on the business day after the day on which the applicable Offer was scheduled to expire. See “The Offers – Extension of Tender Period; Termination; Amendment.”

Who Can I Talk To If I Have Questions About An Offer?

If you own Preferred Shares through a broker or other Nominee Holder, you can call your broker or other Nominee Holder. You can also call the Information Agent toll free at (877) 732-3614.

Introduction

Eaton Vance Limited Duration Income Fund (“Limited Duration Income Fund”), Eaton Vance Senior Floating-Rate Trust (“Senior Floating-Rate Trust”), and Eaton Vance Senior Income Trust (“Senior Income Trust”) (each, a “Fund” and collectively, the “Funds”), each a Massachusetts business trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company, each hereby offers to purchase its outstanding preferred shares of beneficial interest, par value $0.01 per share and liquidation preference of $25,000 per share, designated as Auction Preferred Shares in the Series noted below (the “Preferred Shares”) as follows:

•	Limited Duration Income Fund to purchase for cash up to 100% of its Preferred Shares Designated Series A, Series B, Series C, Series D and Series E;

•	Senior Floating-Rate Trust to purchase for cash up to 100% of its Preferred Shares Designated Series A, Series B, Series C and Series D; and

•	Senior Income Trust to purchase for cash up to 100% of its Preferred Shares Designated Series A and Series B.

The above-described offers constitute the “Offer” with respect to each Fund and are together referred to herein as the “Offers.” Each Offer is upon the terms and subject to the conditions set forth in this Offer to Purchase with respect to each Fund and related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, with respect to a Fund, constitute the “Offer Documents”).

Each Fund is offering to purchase its outstanding Preferred Shares, at a price per share equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), in cash (the “Per Share Amount”), plus any unpaid dividends accrued through the Expiration Date, less any applicable withholding taxes and without interest.

Each Fund is making its Offer to all holders of its Preferred Shares (with respect to each Fund, “Preferred Shareholders”), and is not conditioned on any minimum number of Preferred Shares being tendered or the closing of any other Fund’s Offer. Each Fund’s Offer is subject to certain conditions described under “The Offers – Conditions to the Offers.”

No recommendation to any Preferred Shareholder is made by a Fund, its Board of Trustees (each a “Board”) or Eaton Vance Management, investment adviser to each Fund (“Adviser”), as to whether to tender or refrain from tendering Preferred Shares in an Offer. Each Preferred Shareholder is urged to read the Offer Documents carefully in evaluating an Offer. No person has been authorized to give any information or to make any representations in connection with an Offer other than the materials enclosed herewith and the statements specifically set forth in such materials, and, if given or made, such information or representations may not be relied upon as having been authorized by a Fund or Board.

You will not be obligated to pay brokerage fees, commissions or, except as set forth in “The Offers – Terms of the Offers; Expiration Date,” stock transfer taxes on the sale of Preferred Shares pursuant to an Offer. However, if you own Preferred Shares through a broker, dealer, commercial bank, trust company or other nominee (“Nominee Holder”), and your broker or other Nominee Holder tenders your Preferred Shares on your behalf, your broker or other Nominee Holder may charge you a fee for doing so. You should consult your broker or other Nominee Holder to determine whether any charges will apply. Each Fund will pay all charges and expenses of Equiniti Trust Company, LLC, the depositary (the “Depositary”) and EQ Fund Solutions, LLC, the information agent for its Offer (the “Information Agent”), incurred in connection with its Offer. See “The Offers – Fees and Expenses.” The receipt of cash for Preferred Shares purchased by a Fund pursuant to an Offer generally will be a taxable transaction for U.S. federal income tax purposes, and you will be responsible for any tax liabilities you incur as a result of participating in the Offer. In addition, if you fail to complete, sign and return to the Depositary a Form W-9 (or a substitute form) (or in the case of certain non-U.S. Preferred Shareholders, an appropriate IRS Form W-8 or substitute form), you may be subject to backup withholding on the gross proceeds payable to you pursuant to an Offer, and certain non-U.S. Preferred Shareholders may be subject to U.S. federal income tax withholding on gross proceeds payable to them pursuant to an Offer. See “The Offers – Certain Material U.S. Federal Income Tax Consequences.”

THE OFFER DOCUMENTS CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ THEM IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO AN OFFER.

If you do not wish to tender your Preferred Shares, you need not take any action.

The Offers

1.	Terms of the Offers; Expiration Date

Upon the terms and subject to the conditions set forth in this Offer, each Fund will accept for payment and pay cash for up to 100% of its outstanding Preferred Shares, validly tendered and not withdrawn prior to the Expiration Date (as defined below), subject to the satisfaction or waiver of all conditions described in the section “The Offers – Conditions to the Offers” of this Offer to Purchase.

The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), plus any unpaid dividends accrued through the Expiration Date, less any applicable withholding taxes and without interest. Under no circumstances will interest be paid on the offer price for tendered Preferred Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Preferred Shares.

With respect to each Fund’s Offer, “Expiration Date” means 5:00 p.m., New York City time, on May 29, 2026, unless the applicable Fund extends the period of time for which the Offer is open, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

Except as described herein, withdrawal rights expire on the Expiration Date. No Fund currently contemplates extending its Offer except to the extent a Fund deems it advisable in connection with the timing of the closing of its amended credit facility, if applicable.

When considering whether to tender Preferred Shares, Preferred Shareholders should be aware that the payment received pursuant to each Offer will be less than the amount that Preferred Shareholders would be entitled to receive upon a redemption of such Preferred Shares under the terms of the Preferred Shares or upon a liquidation of the applicable Fund.

Each Fund intends to amend its respective credit arrangements to the extent necessary or desirable to facilitate the repurchase of outstanding Preferred Shares, including, for Senior Income Trust, to increase its borrowing limit for this purpose. Each Fund’s Offer is subject to certain other conditions as described in “The Offers – Conditions to the Offers.”

Each Fund expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which its Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:30 a.m., New York City time, on the next business day after the initially scheduled Expiration Date. There can be no assurance, however, that a Fund will exercise its right to extend its Offer. If a Fund decides, in its sole discretion, to decrease the number of Preferred Shares being sought and, at the time that notice of such decrease is first published, sent or given to Preferred Shareholders in the manner specified below, its Offer is scheduled to expire at any time earlier than the tenth business day from the date that such notice is first so published, sent or given, its Offer will be extended at least until the end of such ten (10) business day period. During any extension, all Preferred Shares previously tendered and not withdrawn will remain subject to its Offer, subject to the right of a tendering Preferred Shareholder to withdraw his or her Preferred Shares until the extended expiration date of the Offer.

If a Fund makes a material change in the terms of its Offer or the information concerning its Offer, or if it waives a material condition of its Offer, that Fund will extend its Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During the extension, all Preferred Shares previously tendered and not withdrawn will remain subject to such Fund’s Offer, subject to the right of a tendering Preferred Shareholder to withdraw his or her Preferred Shares until the extended expiration date of the Offer.

Subject to the terms and conditions of a Fund’s Offer, the Fund will pay the consideration offered promptly or return the tendered securities promptly after the termination or withdrawal of its Offer. Any extension, delay or termination will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:30 a.m., New York City time, on the next business day after the initially scheduled Expiration Date.

Tendering Preferred Shareholders will not be obligated to pay transfer taxes on the purchase of Preferred Shares by a Fund, except as set forth below. If payment of the purchase price is to be made to, or Preferred Shares not tendered or not purchased are to be returned in the name of, any person other than the registered holder(s), or if a transfer tax is imposed for any reason other than the sale or transfer of Preferred Shares to a Fund pursuant to its Offer, then the amount of any stock or share transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

Set forth below are each Fund’s Preferred Shares outstanding as of March 31, 2026.

Fund	Series	CUSIP	Outstanding Preferred Shares
Limited Duration Income Fund	A	27828H204	1,728
Limited Duration Income Fund	B	27828H303	1,728
Limited Duration Income Fund	C	27828H402	1,728
Limited Duration Income Fund	D	27828H501	1,728
Limited Duration Income Fund	E	27828H600	1,728
Senior Floating-Rate Trust	A	27828Q204	739
Senior Floating-Rate Trust	B	27828Q303	763
Senior Floating-Rate Trust	C	27828Q402	738
Senior Floating-Rate Trust	D	27828Q501	792
Senior Income Trust	A	27826S202	752
Senior Income Trust	B	27826S301	752

As of March 31, 2026, the Trustees and officers of each Fund did not beneficially own any Preferred Shares; accordingly, no Trustees or officers of a Fund will tender any Preferred Shares pursuant to its Offer.

2.	Extension of Tender Period; Termination; Amendment

Each Fund expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which its Offer is pending by making a public announcement thereof. In the event that a Fund so elects to extend the tender period, the Fund does not expect the Per Share Amount of the Offer to change. During any such extension, all Preferred Shares previously tendered and not purchased or withdrawn will remain subject to the applicable Offer, including any conditions to the Offer. Each Fund also reserves the right, at any time and from time to time, to (a) terminate its Offer and not to purchase or pay for any Preferred Shares or, subject to applicable law, postpone payment for Preferred Shares upon the occurrence or non-occurrence of any of the conditions specified in the section “The Offers – Conditions to the Offers” of this Offer to Purchase; and (b) amend its Offer in any respect by making a public announcement thereof. Such public announcement will be issued no later than 9:30 a.m. New York City time on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which a Fund may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law, the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement.

If a Fund materially changes the terms of its Offer or the information concerning its Offer, or if it waives a material condition of its Offer, that Fund will extend its Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) a Fund increases or decreases the price to be paid for Preferred Shares, or the Fund decreases the number of Preferred Shares being sought and (ii) its Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given, its Offer will be extended at least until the expiration of such period of ten (10) business days.

3.	Acceptance for Payment and Payment

Upon the terms and subject to the conditions of its Offer, a Fund will accept for payment, and will pay cash for, Preferred Shares validly tendered on or before the Expiration Date, and not properly withdrawn in accordance with the section “The Offers – Withdrawal Rights” of this Offer to Purchase, subject to the satisfaction or waiver of all conditions to its Offer. Each Fund expressly reserves the right, in its sole discretion, to delay the acceptance for payment of, or payment for, Preferred Shares, in order to comply, in whole or in part, with any applicable law. For a description of each Fund’s right to terminate its Offer and not accept for payment or pay for Preferred Shares or to delay acceptance for payment or payment for Preferred Shares, see “The Offers – Extension of Tender Period; Termination; Amendment.”

For purposes of its Offer, each Fund shall be deemed to have accepted for payment tendered Preferred Shares when that Fund gives oral or written notice of its acceptance to the Depositary. Each Fund will pay for Preferred Shares accepted for payment pursuant to its Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from a Fund and transmitting such payments to you. In all cases, payment for Preferred Shares accepted for payment pursuant to an Offer will be made only after timely receipt by the Depositary of a confirmation of a book-entry transfer of such Preferred Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offers – Procedure for Tendering Preferred Shares”), a properly completed Agent’s Message (as defined below) and any other required documents. Accordingly, payment may be made by the Depositary to tendering Preferred Shareholders at different times if delivery of the Preferred Shares and other required documents occurs at different times. For a description of the procedure for tendering Preferred Shares pursuant to an Offer, see “The Offers – Procedure for Tendering Preferred Shares.” Pursuant to an Offer, Preferred Shares that have been tendered and accepted for payment by a Fund will constitute authorized but unissued Preferred Shares.

Under no circumstances will a Fund pay interest on the consideration paid for Preferred Shares pursuant to its Offer, regardless of any delay by the Depositary in making such payment. Although none of the Funds has any current intention to do so, if a Fund increases the consideration to be paid for Preferred Shares pursuant to its Offer, that Fund will pay such increased consideration for all Preferred Shares purchased pursuant to its Offer.

If any Preferred Shares tendered to a Fund are not purchased pursuant to an Offer for any reason, such unpurchased or untendered Preferred Shares will be returned via credit to an account maintained at the Book-Entry Transfer Facility (as defined below), without expense to you or to other persons at your discretion, as promptly as practicable following the Expiration Date or termination of that Offer.

The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share), plus any unpaid dividends accrued through the Expiration Date, less any applicable withholding taxes and without interest.

If you own Preferred Shares through a broker or other Nominee Holder, and your broker or other Nominee Holder tenders your Preferred Shares on your behalf, your broker or other Nominee Holder may charge you a fee for doing so. You should consult your broker or other Nominee Holder to determine whether any charges will apply.

4.	Procedure for Tendering Preferred Shares

To tender Preferred Shares pursuant to an Offer, a Preferred Shareholder (or its Nominee Holder) must comply with either (i) The Depository Trust Company’s Automated Tender Offer Program (“ATOP”) procedures in which the Depositary must receive delivery of such Preferred

Shares pursuant to the procedures for book-entry transfer described below (and a timely confirmation of such delivery into its account at The Depository Trust Company through ATOP along with an Agent’s Message (as defined below)) by the Expiration Date, or (ii) the guaranteed delivery procedure described below.

Preferred Shareholders whose Preferred Shares are registered in the name of a broker or other Nominee Holder should contact such Nominee Holder if they desire to tender their Preferred Shares. Such Preferred Shareholders may need to inform their brokers or other Nominee Holders of any decision to tender Preferred Shares, and deliver any required materials, before 5:00 p.m., New York City time, on the Expiration Date. You should consult your broker or other Nominee Holder to determine when you would need to inform such Nominee Holder of any decision to tender Preferred Shares and to deliver any required materials to them in order to tender your Preferred Shares.

Participants in the ATOP program must electronically transmit their acceptance of the exchange by causing The Depository Trust Company to transfer the Preferred Shares to the Depositary in accordance with ATOP procedures for transfer. The Depository Trust Company will then send an Agent’s Message (as defined below) to the Depositary.

Book-Entry Delivery. The Depositary will make a request to establish an account with respect to the Preferred Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of each Offer promptly after the date of such Offer, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Preferred Shares by causing the Book-Entry Transfer Facility to transfer such Preferred Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Preferred Shares may be effected through book-entry transfer, an Agent’s Message and any other required documents must, in any case, be received by the Depositary at its address set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that (1) the Book-Entry Transfer Facility has received an express acknowledgment from the Preferred Shareholder in its ATOP that the Preferred Shareholder is tendering the Preferred Shares that are the subject of such book-entry confirmation, (2) the Preferred Shareholder has received, and agrees to be bound by, the terms of the Offer and (3) a Fund may enforce such agreement against such Preferred Shareholder. Delivery of an Agent’s Message will also constitute an acknowledgment from the tendering Preferred Shareholder that the representations described in this Offer are true and correct.

Guaranteed Delivery. If you wish to tender Preferred Shares pursuant to the Offer and cannot deliver such Preferred Shares and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Preferred Shares if all of the following conditions are met:

(i)       for Preferred Shares held in street name by your broker or other Nominee Holder, such tender is made by or through an Eligible Institution1;

(ii)       a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Fund is received by the Depositary (as provided below) by the Expiration Date; and

(iii)       a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent’s Message and any other documents required by the Letter of Transmittal and, for Preferred Shares held in street name by your broker or other Nominee Holder, confirmation of a book-entry transfer of such Preferred Shares into the Depositary’s account at the Book-Entry Transfer Facility, are received by the Depositary within one New York Stock Exchange or NYSE American, LLC, as applicable, trading day after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand, mail or by facsimile transmission ((718) 765-8758) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. The method of delivery of Preferred Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Tax Withholding. Pursuant to U.S. federal income tax law, the Depositary will be required to withhold 24% of the gross proceeds otherwise payable to an individual or certain other non-corporate Preferred Shareholder unless the Preferred Shareholder provides the Depositary with a correct taxpayer identification number and certifies that the Preferred Shareholder is not subject to backup withholding by completing an IRS Form W-9 included in the Letter of Transmittal. If you are a nonresident alien or foreign entity not subject to backup withholding, you must provide the Depositary with an applicable IRS Form W-8 (Form W-8BEN, Form W-8BEN-E, or Form W-8IMY, as applicable, or other appropriate form) prior to receipt of any payment to avoid U.S. federal income tax withholding at the rate of 30% (or a lower applicable treaty rate, if any). For a further discussion of withholding and certain other U.S. federal income tax consequences to tendering and non-tendering Preferred Shareholders, see “The Offers — Certain Material U.S. Federal Income Tax Consequences.” Validity. Each Fund will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Preferred Shares, and its determination shall be final and binding. Each Fund reserves the absolute right to reject any or all tenders of Preferred Shares that the Fund determines not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of its counsel, be unlawful. Each Fund also reserves the absolute right to waive any defect or irregularity in any tender of Preferred Shares. Each Fund’s interpretation of the terms and conditions of its Offer will be final and binding. None of the Funds, the Depositary,

1 An “Eligible Institution” is a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP).

the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The tender of Preferred Shares pursuant to any one of the procedures described above will constitute your acceptance of a Fund’s Offer, as well as your representation and warranty that (i) you own the Preferred Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (ii) the tender of such Preferred Shares complies with Rule 14e-4, and (iii) you have the full power and authority to tender, sell, assign and transfer the Preferred Shares tendered, as specified in the Letter of Transmittal or otherwise. Each Fund’s acceptance for payment of Preferred Shares tendered by you pursuant to its Offer will constitute a binding agreement between that Fund and you with respect to such Preferred Shares, upon the terms and subject to the conditions of its Offer.

By making the book-entry transfer of Preferred Shares as described above, subject to, and effective upon, acceptance for payment of the Preferred Shares tendered in accordance with the terms and subject to the conditions of an Offer, in consideration of the acceptance for payment of such Preferred Shares in accordance with the terms of the Offer, the tendering Preferred Shareholder shall be deemed to sell, assign and transfer to, or upon the order of, the applicable Fund all right, title and interest in and to all the Preferred Shares that are being tendered and that are being accepted for purchase pursuant to the Offer (and any and all dividends, distributions, other shares or other securities or rights declared or issuable in respect of such Preferred Shares after the Expiration Date) and irrevocably constitute and appoint the Depositary the true and lawful agent and attorney-in-fact of the tendering Preferred Shareholder with respect to such Preferred Shares (and any such dividends, distributions, other shares or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Preferred Shares (and any such other dividends, distributions, other shares or securities or rights), together with all accompanying evidences of transfer and authenticity to or upon the order of the Fund, upon receipt by the Depositary, as the agent of the tendering Preferred Shareholder, of the purchase price; (b) present such Preferred Shares (and any such other dividends, distributions, other shares or securities or rights) for transfer on the books of the Fund; and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Preferred Shares (and any such other dividends, distributions, other shares or securities or rights), all in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney given by the tendering Preferred Shareholder with respect to such Preferred Shares (and any such dividends, distributions, other shares or securities or rights) will, without further action, be revoked and no subsequent powers of attorney may be given by the tendering Preferred Shareholder (and, if given, will not be effective).

By making the book-entry transfer of Preferred Shares as described above, and in accordance with the terms and conditions of an Offer, the tendering Preferred Shareholder also shall be deemed to represent and warrant that: (a) the tendering Preferred Shareholder has full power and authority to tender, sell, assign and transfer the tendered Preferred Shares (and any and all dividends, distributions, other shares or other securities or rights declared or issuable in respect of such Preferred Shares after the Expiration Date); (b) when and to the extent the applicable Fund accepts the Preferred Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the tendering Preferred Shareholder will execute and deliver any additional documents deemed by the Depositary or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the tendered Preferred Shares (and any and all dividends, distributions, other shares or securities or rights declared or issuable in respect of such Preferred Shares after the Expiration Date); and (d) the tendering Preferred Shareholder has read the Offer Documents and agrees to all of the terms of the Offer.

5.	Withdrawal Rights

You can withdraw tendered Preferred Shares at any time until the Expiration Date and, if a Fund has not agreed to accept your Preferred Shares for payment by May 29, 2026, you can withdraw them at any time after such date until the Fund accepts the tendered Preferred Shares for payment. If your Preferred Shares are registered in the name of your broker or other Nominee Holder, you may need to allow such Nominee Holder additional time to withdraw your tendered Preferred Shares. You should consult your broker or other Nominee Holder to determine if there is an earlier deadline by which you must inform such Nominee Holder of any decision to withdraw your tendered Preferred Shares. Each Fund will accept tendered Preferred Shares only if all the conditions of the Offer with respect to such Fund are satisfied or waived by the Fund. Payment by each Fund for tendered Preferred Shares will be made promptly after the satisfaction or waiver of all conditions.

If you are the registered holder of your Preferred Shares, to withdraw tendered Preferred Shares a written transmission of a notice of withdrawal (a form of which can be provided upon request from the Information Agent) with respect to the Preferred Shares must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Preferred Shares to be withdrawn and the number of Preferred Shares to be withdrawn and the name of the registered holder of Preferred Shares, if different from that of the person who tendered such Preferred Shares. If the Preferred Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Preferred Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Preferred Shares. Such notice must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Preferred Shares. Withdrawals may not be rescinded, and Preferred Shares withdrawn will thereafter be deemed not validly tendered for purposes of an Offer. However, withdrawn Preferred Shares may be re-tendered by again following one of the procedures described in “The Offers – Procedure for Tendering Preferred Shares” at any time prior to the Expiration Date. If your Preferred Shares are registered in the name of your broker or other Nominee Holder, you must contact that Nominee Holder to withdraw your tendered Preferred Shares.

Each Fund will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and that Fund’s determination shall be final and binding. None of the Funds, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the option and risk of the withdrawing Preferred Shareholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

6.	Certain Material U.S. Federal Income Tax Consequences

The following discussion is a general summary of U.S. federal income tax consequences of the purchase of Preferred Shares by a Fund from Preferred Shareholders pursuant to an Offer. This summary is based on U.S. federal income tax law as of the date an Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, IRS rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and a Fund has not obtained, nor does a Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. Preferred Shareholders should consult their own tax advisors regarding their particular situation and the potential tax consequences of a purchase of their Preferred Shares by a Fund pursuant to an Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

As used herein, the term “U.S. Preferred Shareholder” refers to a Preferred Shareholder who is (i) a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (y) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Preferred Shares, the tax treatment of an owner of such an entity or arrangement generally will depend on the status of the owner and the activities of the entity or arrangement. The term “Non-U.S. Preferred Shareholder” refers to a Preferred Shareholder who is not a U.S. Preferred Shareholder.

Sale or Exchange of Preferred Shares. A Preferred Shareholder whose Preferred Shares are repurchased pursuant to an Offer generally will be treated as having sold the Preferred Shares and (other than tax-exempt Preferred Shareholders) will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Preferred Shareholder tenders, and a Fund repurchases, all of such Preferred Shareholder’s Preferred Shares and the Preferred Shareholder thereby reduces its percentage ownership of the Fund to 0% or the Preferred Shareholder meets certain numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of an Offer, or (b) the tender otherwise is treated as being “not essentially equivalent to a dividend” under current U.S. federal income tax law. For these purposes, a Preferred Shareholder’s ownership of a Fund is determined after applying the ownership attribution rules under Section 318 of the Code. Under Section 318 of the Code, a Preferred Shareholder may constructively own shares of the Fund (including Preferred Shares)

actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the Preferred Shareholder or a related individual or entity has an interest. The rules of constructive ownership are complex and must be applied to a particular Preferred Shareholder’s situation. Any gain or loss realized on a sale of Preferred Shares will equal the difference between the price paid by a Fund for the Preferred Shares pursuant to an Offer and the Preferred Shareholder’s adjusted tax basis in the sold Preferred Shares. A Preferred Shareholder’s holding period for Preferred Shares repurchased pursuant to an Offer will terminate as of the Expiration Date.

A tendering Preferred Shareholder’s gain or loss will generally be capital gain or loss if the Preferred Shares sold are held by the Preferred Shareholder at the time of sale as capital assets. Such gain or loss will be treated as long-term capital gain or loss if the Preferred Shares have been held for more than one year or as short-term if the Preferred Shares have been held for one year or less. It is expected that, if a Preferred Shareholder is treated as having sold Preferred Shares pursuant to an Offer and realizes a gain upon such sale, and if one or more payments are received after the close of the taxable year of the Preferred Shareholder in which the Expiration Date occurs, unless the Preferred Shareholder elects otherwise, the gain will be accounted for under the installment sale rules for U.S. federal income tax purposes and the Preferred Shareholder will generally recognize any such gain as and when proceeds are received, likely allocating tax basis according to the presumed percentage of the total payment received in each installment. To the extent that a portion of any such gain is treated as interest, that portion will be taxed to the Preferred Shareholder as ordinary income.

The maximum U.S. federal income tax rate applicable to short-term capital gain recognized by a non-corporate Preferred Shareholder is currently the same as the applicable ordinary income tax rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” (as defined in the Code) generally includes, among other things, (i) distributions paid by a Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of Preferred Shares of a Fund.

If a tendering Preferred Shareholder’s ownership of a Fund is not reduced to the extent required under the tests described above, such Preferred Shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Fund shares held (or deemed held under Section 318 of the Code) by the Preferred Shareholder after the tender (a “Section 301 distribution”). Such distribution, which will equal the price paid by the Fund to such Preferred Shareholder for the sold Preferred Shares, will be taxable as a dividend to the extent of the Fund’s current and accumulated earnings and profits allocable to such distribution. Any such dividend will constitute an ordinary income dividend, an exempt-interest dividend or a capital gain dividend, as applicable. An ordinary income dividend is generally taxable at ordinary income tax rates, and a dividend properly reported as a capital gain dividend is generally taxable to non-corporate Preferred Shareholders at preferential long-term capital gain rates. The excess will be treated as a return of capital reducing the Preferred Shareholder’s tax basis in the Fund shares held (or deemed held under Section 318 of the Code) after an Offer (but not below zero), and thereafter as capital gain. In the case of a tendering Preferred Shareholder that is a corporation treated as receiving a Section 301 distribution from a Fund in connection with the transaction, special basis adjustments might also apply with respect to any Fund shares of such Preferred Shareholder not repurchased in connection with an Offer.

Provided that no tendering Preferred Shareholder is treated as receiving a Section 301 distribution as a result of an Offer, Fund shareholders whose percentage ownership of a Fund increases as a result of an Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Preferred Shareholder is deemed to receive a Section 301 distribution as a result of an Offer, it is possible that Fund shareholders whose percentage ownership of a Fund increases as a result of an Offer, including Preferred Shareholders who do not tender any Preferred Shares pursuant to an Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of an Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it and treated as provided in the immediately preceding paragraph. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the U.S. Treasury regulations.

Under the “wash sale” rules under the Code, provided the tender of Preferred Shares pursuant to an Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Preferred Shares sold pursuant to an Offer will ordinarily be disallowed to the extent the Preferred Shareholder acquires other Preferred Shares of the same Fund (whether through automatic reinvestment of dividends or otherwise) or other substantially identical stock or securities within 30 days before or after the date the tendered Preferred Shares are purchased pursuant to an Offer and, in that event, the basis and holding period of the Preferred Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Preferred Shareholder on the sale of a Preferred Share held by the Preferred Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Preferred Shareholder with respect to such Preferred Share. A Preferred Shareholder’s ability to use capital losses may be limited under the Code.

Non-U.S. Preferred Shareholders. Provided the sale of Preferred Shares pursuant to an Offer is respected as a sale or exchange for U.S. federal income tax purposes, any gain realized by a Non-U.S. Preferred Shareholder upon the tender of Preferred Shares pursuant to an Offer will generally not be subject to any U.S. tax withholding and will not be subject to any U.S. federal income tax, provided such gain is not (i) effectively connected with a trade or business carried on in the United States by such Non-U.S. Preferred Shareholder or (ii) realized by a Non-U.S. Preferred Shareholder who is an individual that was present in the United States for 183 days or more in the taxable year of the sale or exchange. If, instead, all or a portion of the proceeds received by a tendering Non-U.S. Preferred Shareholder is treated for U.S. federal income tax purposes as a Section 301 distribution by a Fund that is treated in whole or in part as a dividend, or if a Non-U.S. Preferred Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Preferred Shareholder’s increase in its percentage ownership of a Fund resulting from other Preferred Shareholders’ sale of Preferred Shares pursuant to an Offer, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Preferred Shareholder would be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty, if any).

If any gain or dividend income realized in connection with the tender of Preferred Shares by a Non-U.S. Preferred Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Preferred Shareholder, such gain or dividend will be taxed at the graduated rates applicable to U.S. Preferred Shareholders. If a Non-U.S. Preferred Shareholder is eligible for the benefits of a tax treaty, any gain or dividend income that is effectively connected with a U.S. trade or business will generally be subject to U.S. federal income tax on a graduated basis only if it is also attributable to a permanent establishment maintained by such Non-U.S. Preferred Shareholder in the United States. In addition, if the Non-U.S. Preferred Shareholder is a non-U.S. corporation, it may be subject to a 30% (or such lower rate as may be applicable under a tax treaty, if any) branch profits tax on such effectively connected income. If any gain or dividend income is realized by a Non-U.S. Preferred Shareholder described in clause (ii) of the preceding paragraph and certain other conditions are met, the Non-U.S. Preferred Shareholder will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty, if any) on such gain, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Preferred Shareholder is not considered a resident of the United States), provided the Non-U.S. Preferred Shareholder has timely filed U.S. federal income tax returns with respect to such losses.

As a Fund may be unable to determine whether a payment made pursuant to an Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, the Fund may withhold up to 30% of payments made to a Non-U.S. Preferred Shareholder or its agents. In that case, such Non-U.S. Preferred Shareholder may be eligible to file for a refund of such tax or a portion of such tax if all or a portion of the tender of Preferred Shares pursuant to an Offer is treated as a sale or exchange for U.S. federal income tax purposes or if such Non-U.S. Preferred Shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and a Fund withheld at a higher rate.

To qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding (discussed further below), a Non-U.S. Preferred Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, by furnishing an IRS Form W-8BEN, W-8BEN-E, W-8IMY or substitute form). Non-U.S. Preferred Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Preferred Shares.

Backup Withholding. A Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual Preferred Shareholder who fails to properly furnish a Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to a Fund that he or she is not subject to such withholding.

Preferred Shareholders should provide a Fund with a completed IRS Form W-9, W-8BEN, W-8BEN-E, W-8IMY, as applicable, or other appropriate form in order to avoid backup withholding on the distributions they receive from the Fund regardless of how they are taxed with respect to their tendered Preferred Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Preferred Shareholder’s U.S. federal income tax liability, provided the appropriate information is timely furnished to the IRS.

Other Tax Consequences. A Fund’s purchase of Preferred Shares in an Offer may directly result in, or contribute to, a subsequent limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Fund shareholders, including Preferred Shareholders who remain Preferred Shareholders following the completion of an Offer, may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Sales of securities, if any, by a Fund to raise cash to meet repurchase requests could result in increased taxable distributions to Fund shareholders, including distributions taxable as ordinary income. See “The Offers – Source and Amount of Funds” below.

Under U.S. Treasury regulations directed at tax shelter activity, if a Preferred Shareholder recognizes a loss of at least $2 million or more in any single taxable year or $4 million in any combination of taxable years in the case of an individual Preferred Shareholder or at least $10 million or more in any single taxable year or $20 million in any combination of taxable years in the case of a corporate Preferred Shareholder (or a greater loss over a combination of years), such Preferred Shareholder must file a disclosure statement with the IRS on Form 8886. Direct holders of portfolio instruments are in many cases excepted from this reporting requirement, but under current guidance, Preferred Shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to Preferred Shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Preferred Shareholders should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment in Preferred Shares.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require a Fund to obtain information sufficient to identify the status of each of its Preferred Shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Preferred Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, a Fund may be required to withhold under FATCA with respect to such Preferred Shareholder at a rate of 30% on ordinary dividends it pays. The IRS and the U.S. Department of the Treasury have issued proposed regulations providing that these withholding rules will not be applicable to the gross proceeds of share redemptions or capital gain dividends a Fund pays. If a payment by a Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

In addition to the withholding described above under “Non-U.S. Preferred Shareholders,” as a Fund may be unable to determine whether a payment made pursuant to an Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, the Fund may withhold under FATCA up to 30% of any payment to a tendering Preferred Shareholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners.”

Certain Non-U.S. Preferred Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by U.S. Treasury regulations, IGAs, and other guidance regarding FATCA. To qualify for any such exception, a Non-U.S. Preferred Shareholder generally must provide a Fund with the applicable IRS Form W-8 (W-8BEN-E, W-8ECI, W-8EXP or W-8IMY) properly certifying the Preferred Shareholder’s status under FATCA.

Preferred Shareholders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the applicable refund procedure, if any.

This tax discussion is included for general information only. The tax consequences of the receipt of cash pursuant to an Offer may vary depending on, among other things, the particular circumstances of the tendering Preferred Shareholder. No information is provided as to the state, local, foreign or other tax consequences of an Offer. Preferred Shareholders are urged to consult their own tax advisors to determine the particular federal, state, local, foreign and other tax consequences of tendering Preferred Shares under an Offer and the effect of the constructive ownership rules mentioned above.

7.	Price Range of Preferred Shares; Dividends

The Preferred Shares are not listed and do not trade on any securities exchange. Although the Preferred Shares may be purchased and sold through privately-negotiated transactions, limited secondary market activity for the Preferred Shares exists today and no public trading market for the Preferred Shares has been established outside the auction process. Accordingly, no reliable price history is available. In addition, since mid-February of 2008, the auctions for the Preferred Shares have failed.

The terms of each Offer provide that Preferred Shareholders tendering Preferred Shares are entitled to receive all dividends accrued on the Preferred Shares on or before the Expiration Date, but not yet paid. Prior to the Expiration Date, dividends will be paid on the regularly scheduled dividend payment dates for the Preferred Shares. The amount and frequency of dividends in the future will be set at auction according to the terms of the Preferred Shares or, if an auction fails, at the Maximum Rate (as defined below) or as otherwise provided pursuant to the terms of the Preferred Shares.

8.	Certain Information Concerning the Funds

Each Fund is a closed-end management investment company organized as a Massachusetts business trust, whose principal executive offices are located at One Post Office Square, Boston, Massachusetts 02109, telephone: (617) 482-8260.

Selected Financial Information. The following financial statements of the Funds have been included in the shareholder reports previously provided to shareholders of each Fund as noted below and are incorporated by reference herein:

•	The unaudited, semi-annual financial statements of Limited Duration Income Fund for the period ended September 30, 2025;

•	The audited financial statements of Limited Duration Income Fund for the year ended March 31, 2025;
•	The audited financial statements of Senior Floating-Rate Trust for the year ended October 31, 2025;
•	The unaudited, semi-annual financial statements of Senior Income Trust for the period ended December 31, 2025; and
•	The audited financial statements of Senior Income Trust for the year ended June 30, 2025.

Copies of the Funds’ shareholder reports can be obtained for free at the website of the Securities and Exchange Commission (the “SEC”) (http://www.sec.gov).

Available Information about the Funds. Each Fund is subject to the reporting requirements of the Investment Company Act of 1940, as amended, and in accordance therewith files annual and semi-annual reports (including financial statements), proxy statements and other information with the SEC relating to its business, financial condition and other matters. Each Fund is required to disclose in such proxy statements certain information, as of particular dates, concerning the Fund’s Trustees and officers, their remuneration, the principal holders of the Fund’s securities and any material interest of such persons in transactions with the Fund. Each Fund has also filed an Issuer Tender Offer Statement on Schedule TO with the SEC. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information are also available on the SEC’s website (http://www.sec.gov).

Agreements Involving the Funds. Eaton Vance Management (the “Adviser” or “EVM”) acts as the investment adviser for each Fund pursuant to an investment advisory agreement. Each Fund also is a party to certain other service agreements. Each Fund has an administrative services agreement with EVM that provides that EVM shall provide each Fund with administrative personnel and services. Equiniti Trust Company, LLC serves as each Fund’s transfer agent, registrar and dividend disbursing agent and shareholder servicing agent for the Funds’ Common Shares. Deutsche Bank Trust Company Americas is the auction agent for the Preferred Shares of Limited Duration Income Fund and Senior Floating-Rate Trust and Bankers Trust Company is the auction agent for the Preferred Shares of Senior Income Trust. State Street Bank and Trust Company serves as the custodian for each Fund. See also “The Offers – Source and Amount of Funds” for a description of the Fund’s credit facility arrangements.

9.	Source and Amount of Funds

If 100% of the outstanding Preferred Shares of Limited Duration Income Fund, Senior Floating-Rate Trust, and Senior Income Trust are purchased pursuant to their respective Offers, the estimated cost to each Fund, not including fees and expenses incurred in connection with each

Offer, would be as follows, plus for each Fund any unpaid dividends accrued through the Expiration Date.

Fund	Approximate Total Cost
Limited Duration Income Fund	$211,680,000
Senior Floating-Rate Trust	$74,284,000
Senior Income Trust	$36,848,000

Limited Duration Income Fund intends to utilize reverse repurchase agreements or other forms of leverage and/or raise cash from the sale of portfolio investments to pay the purchase price for Preferred Shares tendered and accepted for payment. Each of Senior Floating-Rate Trust and Senior Income Trust intends to borrow additional amounts under its credit facility and/or raise cash from the sale of portfolio investments to pay the purchase price for Preferred Shares tendered and accepted for payment.

Limited Duration Income Fund currently has a credit agreement with State Street Bank and Trust Company (“State Street”) and Société Générale to borrow up to $625 million (the “Limited Duration Facility”). Borrowings under the Limited Duration Facility are secured by the assets of the Fund. Limited Duration Income Fund currently has outstanding borrowings of approximately $585 million. Interest is charged based on Secured Overnight Financing Rate (“SOFR”) plus an agreed upon rate and is payable monthly. Limited Duration Income Fund also pays a facility fee of 0.25%. Limited Duration Income Fund is required to maintain certain net asset levels during the term of the agreement.

Senior Floating-Rate Trust currently has a credit agreement with State Street to borrow up to $160 million (the “Senior Floating-Rate Facility”). Borrowings under the Senior Floating-Rate Facility are secured by the assets of the Fund. Senior Floating-Rate Trust currently has outstanding borrowings of approximately $90 million. Interest is charged based on Secured Overnight Financing Rate (“SOFR”) plus an agreed upon rate and is payable monthly. Senior Floating-Rate Trust also pays a facility fee of 0.15% per annum. Senior Floating-Rate Trust is required to maintain certain net asset levels during the term of the agreement.

Senior Income Trust currently has a credit agreement with State Street to borrow up to $35 million (the “Senior Income Facility”). Borrowings under the Senior Income Facility are secured by the assets of the Fund. Senior Income Trust currently has outstanding borrowings of approximately $14 million. Interest is charged based on Secured Overnight Financing Rate (“SOFR”) plus an agreed upon rate and is payable monthly. Senior Income Trust also pays a facility fee of 0.15% per annum. Senior Income Trust is required to maintain certain net asset levels during the term of the agreement.

The amendments to each Fund’s credit facilities are subject to customary closing conditions. None of the Funds have any alternative financing arrangements or alternative financing plans for the Offer in the event each Fund’s respective amendment fails to close.

10.	Interest of Trustees and Officers; Transactions and Arrangements Concerning the Preferred Shares

The business address of the Trustees and officers of each Fund is One Post Office Square, Boston, Massachusetts 02109. As of March 31, 2026, the Trustees and officers of each Fund did not beneficially own any Preferred Shares.

Based upon each Fund’s records and upon information provided to each Fund by its Trustees and officers, neither the Fund nor, to the best of each Fund’s knowledge, any of the Trustees or officers of the Fund, has effected any transactions in the Preferred Shares, during the sixty-day period prior to the date hereof.

To the best of each Fund’s knowledge, none of each Fund’s officers, Trustees, or affiliates currently intends to tender Preferred Shares, if any, held of record or beneficially by such person for purchase pursuant to any Offer.

To the best of each Fund’s knowledge, the Fund knows of no agreement, arrangement or understanding, contingent or otherwise or whether or not legally enforceable, between (a) the Fund, any of the Fund’s officers or Trustees, any person controlling the Fund or any officer, trustee or director of any corporation or other person ultimately in control of the Fund and (b) any person with respect to any securities of the Fund (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

11.	Certain Effects of the Offers

Purchase Price in the Offers is Less than Liquidation Preference. Each Fund’s Per Share Amount reflects a 2% discount to the liquidation preference of $25,000 per share of its Preferred Shares. As a result, Preferred Shareholders who tender their Preferred Shares for purchase by a Fund pursuant to its Offer will realize less than they are entitled to receive upon a liquidation of the Fund (to the extent sufficient assets are available in such liquidation). In addition, in the event a Fund were to effect a redemption of the Preferred Shares pursuant to their terms, the Fund would be required to pay a redemption price equal to 100% of the liquidation preference of the Preferred Shares to be redeemed (plus accrued dividends). Each Fund may consider in the future, based upon circumstances existing at such time, what action, if any, to take with respect to any Preferred Shares that remain outstanding after its Offer, including a redemption of such Preferred Shares. No Fund currently intends to redeem any Preferred Shares that remain outstanding after the Expiration Date and no Fund currently anticipates conducting a future tender offer. Furthermore, no Fund can assure a Preferred Shareholder that the Shareholder will be able to sell its Preferred Shares in the future; the Preferred Shareholder may be forced to hold the Preferred Shares indefinitely or it may have to sell its Preferred Shares at a significant discount to its liquidation preference of $25,000 per share in a secondary transaction.

Risks Associated with Decrease in Leverage. While each Fund expects to continue to operate with leverage after the closing of the Offers, based on each Fund’s net asset value as of March 31, 2026, and the corresponding net asset ratio for its leverage, each Fund intends to reduce its total leverage levels after its Offer concludes. Each Fund expects to, among other things, sell assets and use the proceeds of such sales to repay a portion of its leverage. This could have negative consequences for the Fund, as a Fund may be required to sell portfolio investments at a loss, incur tax consequences to itself or its shareholders, and/or reduce the return to its holders of common shares (“Common Shares”). To the extent a Fund sells portfolio investments to raise cash for the purchase of Preferred Shares, it is likely that, during the pendency of the Offer and for a period of time thereafter, the Fund will hold a greater than normal percentage of its net assets in cash and cash equivalents. This larger cash position may interfere with the Fund’s ability to meet its investment objective and invest consistent with its investment strategy.

Risk of a Fund’s Inability to Renew or Increase its Credit Facility. The leverage represented by the Preferred Shares is perpetual in that the Preferred Shares have no fixed repayment date and may remain outstanding indefinitely. In contrast, each Fund’s credit facility has a limited term and must be renewed prior to its termination. If a Fund is unable to renew, extend, or increase its credit facility, as applicable, or find an alternative to the credit facility when it expires, that Fund will be forced to further decrease the amount of its leverage (i.e., sell assets and use the proceeds of such sales) to repay its borrowings. Such an event could have negative consequences for the Fund, including requiring it to sell investments at a loss, incur tax consequences to itself or its shareholders, and/or reduce the return to its holders of Common Shares.

Cost of Leverage Could Increase. Each Fund currently employs borrowings under a credit facility and Preferred Shares as leverage. Until the first quarter of 2008, the rate paid on the Preferred Shares was determined pursuant to an auction process but, since the first quarter of 2008, the periodic auctions for the Preferred Shares have failed. As a result, the current rate paid on the Preferred Shares is the “Maximum Rate,” which is calculated by a methodology set forth in the terms of the Preferred Shares. The calculation for determining the Maximum Rate for the Preferred Shares is based on a different methodology than the calculation for determining the cost of borrowing under the credit facilities or other forms of leverage. The cost of leverage to the Funds resulting from the use of the credit facilities and/or other forms of leverage, such as reverse repurchase agreements, is expected to vary over time and to differ from, and it could exceed, the cost of leverage associated with the Preferred Shares.

Effect on Net Asset Value of Common Shares. To pay the aggregate purchase price of Preferred Shares accepted for payment pursuant to its Offer, in addition to raising cash from the sale of portfolio investments, each Fund anticipates using the drawdowns from the Fund’s credit facilities and/or, in the case of Limited Duration Income Fund, using reverse repurchase agreements or other forms of leverage.

Preferred Shareholders should note that each Offer is expected to result in accretion to the net asset value of the Common Shares of beneficial interest of each Fund immediately following its Offer, due to the fact that the tender price would represent a 2% discount to the liquidation preference of the Preferred Shares. The price to be paid in each Offer represents a discount to the liquidation preference of $25,000 for each Preferred Share, which is the amount a Preferred

Shareholder would be entitled to receive, after payment of a Fund’s liabilities, in the event of a liquidation of the Fund (to the extent sufficient assets are available). In addition, the price to be paid in each Offer represents a discount to the amount payable upon a redemption of the Preferred Shares pursuant to their terms.

Each Fund will pay for validly tendered and not withdrawn Preferred Shares after the Expiration Date for its Offer, as set forth in “The Offers — Terms of the Offers; Expiration Date” and the satisfaction or waiver of all conditions to its Offer, as set forth in “The Offers – Conditions to the Offers.” Accordingly, each Fund anticipates it will promptly pay for validly tendered and not withdrawn Preferred Shares accepted pursuant to its Offer. Because each Fund will not know the number of Preferred Shares tendered until the Expiration Date, the Fund will not know until the Expiration Date the amount of cash required to pay for such Preferred Shares. It is not anticipated, but if on or prior to the Expiration Date a Fund does not have, or believes it is unlikely to have, sufficient cash to pay for all Preferred Shares tendered, it may extend its Offer to allow additional time to raise sufficient cash or may terminate its Offer.

Lack of Market for Preferred Shares. The actual number of Preferred Shares outstanding subsequent to completion of an Offer will depend on the number of Preferred Shares tendered and purchased in the Offer. Any Preferred Shares not tendered pursuant to an Offer will remain issued and outstanding until repurchased or redeemed by a Fund. Although no Fund has a current plan to do so, if at some future point a Fund were to redeem the Preferred Shares in accordance with their terms, it would be required to pay the full liquidation preference of $25,000 per share plus accrued dividends to the date of redemption. As discussed previously, there have not been sufficient clearing bids in recent auctions to effect transfers of the Preferred Shares and there can be no guarantee that there will be future liquidity for the Preferred Shares. In making any decision as to whether to effect a redemption of any Preferred Shares remaining outstanding following the consummation of its Offer, each Fund will take into account the particular facts and circumstances that may then exist, including its then current financial position and liquidity, the market for the investments held by the Fund, the distribution rate on the Preferred Shares and such other factors as the Fund deems relevant.

Preferred Shares acquired by a Fund pursuant to its Offer will be canceled and returned to the status of authorized but unissued shares and will be available for the Fund to issue without further action by the shareholders of the Fund (except as required by applicable law or the rules of the New York Stock Exchange, the NYSE American, LLC or any other securities exchange on which the Common Shares may then be listed) for purposes including, without limitation, the raising of additional capital for use in the Fund’s business.

Tax Consequences of Purchase to Preferred Shareholders. Each Fund’s purchase of tendered Preferred Shares pursuant to its Offer will have tax consequences for tendering Preferred Shareholders and may have tax consequences for non-tendering Preferred Shareholders. See “The Offers — Certain Material U.S. Federal Income Tax Consequences.”

12.	Purpose of the Offers

The Offers are being made in connection with a proposal to partially replace Senior Floating-Rate Trust’s and Senior Income Trust’s current leverage represented by the outstanding

Preferred Shares with additional borrowings under the Fund’s credit facility and to partially replace Limited Duration Income Fund’s current leverage represented by the outstanding Preferred Shares with reverse repurchase agreements or other forms of leverage. Each Fund issued the Preferred Shares for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of its investment objective. Through the use of leverage, each Fund, similar to other closed-end funds, sought to enhance the distributions and investment return available over time to the Common Shareholders by earning a rate of portfolio return (which includes the return earned on investments made with the proceeds from leverage) that exceeds the leverage costs over the long term.

Under market conditions as they existed prior to the first quarter of 2008, distribution rates on the Preferred Shares for each rate period generally were set at the market clearing rate determined through an auction process maintained and administered by unaffiliated broker-dealers that brought together bidders, who sought to buy Preferred Shares, and holders of Preferred Shares, who sought to sell their Preferred Shares. The terms of the Preferred Shares generally provide that, if an auction fails to establish a market clearing rate (because of an imbalance of sell orders over bids), the distribution payment rate over the next distribution period is set at the Maximum Rate and holders will continue to hold their Preferred Shares. As a result, in a failed auction, holders of Preferred Shares who desire to sell their Preferred Shares are unable to do so. A failed auction is not a default under the terms of the Preferred Shares. In the case of a failed auction, a Fund continues to pay distributions on Preferred Shares, but at the Maximum Rate specified in its By-laws rather than at a market clearing rate.

Consistent with patterns in the broader market for auction rate securities, beginning in the first quarter of 2008, each auction of the Preferred Shares has failed to establish a market clearing rate, the Maximum Rate has been triggered and holders attempting to sell their Preferred Shares through such auctions have been unsuccessful.

The markets for auction rate securities, including the Preferred Shares, continue not to function normally, and each Fund believes that such markets are unlikely to return to normal functioning in the foreseeable future. Each Fund also believes that no well-established secondary market for auction rate securities exists today and, therefore, the Preferred Shares generally are illiquid.

In light of the continued auction failures and the general market conditions for auction preferred securities, the Adviser evaluated alternative leverage solutions that it believes would be in the best interests of the holders of Common Shares and the Fund as a whole and also provide liquidity for the holders of the Preferred Shares. Each Fund has previously conducted a discounted tender offer for a portion of its then-outstanding Preferred Shares in 2018 at a price that the Adviser believed to have been adequately discounted so as to be in the best interests of the Funds and their shareholders. With respect to the current Offers, based on the Adviser’s analysis of current market conditions, the Adviser’s outlook, and the costs and terms of leverage alternatives available to the Funds in the marketplace, the Adviser determined that a tender price at 98% of the liquidation preference of each Fund’s Preferred Shares represents a fair value to each Fund’s holders of Common Shares and provides a number of benefits to the Funds and the Funds’ shareholders, including, among other things, reduced costs of leverage for the Funds, an economic benefit to holders of Common Shares and liquidity to Preferred Shareholders. In April 2026, the Board of each Fund approved a proposal presented by the Adviser to conduct the Offer for all of the Preferred Shares at a price reflecting a discount to their liquidation preference and to amend each Fund’s respective credit arrangements to the extent necessary or desirable to facilitate the repurchase of outstanding Preferred Shares, including, for Senior Income Trust, to increase its borrowing limit for this purpose. See “The Offers – Source and Amount of Funds.” Each Fund believes that the Offer will enable the Fund to reduce its dividend obligations, including the outstanding amount of accrued and unpaid dividends, and simplify its capital structure and will also afford investors desiring to exit their position in the Preferred Shares an opportunity to do so.

Please bear in mind that no recommendation by any Fund, its Board or the Adviser is being made to any Preferred Shareholder as to whether to tender or refrain from tendering any or all of such Shareholder’s Preferred Shares and has not authorized any person to make any such recommendation. Preferred Shareholders are urged to evaluate carefully all information about the Offer, consult their own investment and tax advisors and make their own decisions whether to tender Preferred Shares and, if so, how many Preferred Shares to tender. While each Fund believes the Offer provides benefits to the Fund and to holders of the Preferred Shares, the Offer may not be suitable, or equally suitable, for all holders of the Preferred Shares, and the decision as to whether to tender Preferred Shares in the Offer will not be the same for all holders.

13.	Conditions to the Offers

Notwithstanding any other provision of each Offer, unless waived by the Board, each Fund will not accept tenders or effect repurchases of such Fund’s Preferred Shares if: (1) such transactions, if consummated, would (a) result in delisting of the Fund’s Common Shares from the New York Stock Exchange or the NYSE American, LLC, as applicable; (b) impair the Fund’s status as a regulated investment company under the Code; or (c) result in a failure to comply with the applicable asset coverage requirements with respect to senior securities issued and outstanding; (2) there shall be instituted, pending or threatened before any governmental entity or court any action, proceeding, application or claim, or any judgment, order or injunction sought, or any other action taken by any person or entity, which (a) restrains, prohibits or materially delays the making or consummation of the Offer; (b) challenges the acquisition by the Fund of Preferred Shares pursuant to the Offer or the Board’s fulfillment of its fiduciary obligations in connection with the Offer; (c) seeks to obtain any material amount of damages in connection with the Offer; or (d) otherwise directly or indirectly adversely affects the Offer or the Fund; (3) there is any (a) suspension of or limitation on prices for trading securities generally on the New York Stock Exchange, the NYSE American, LLC or other national securities exchange(s) (including NASDAQ); (b) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; (c) limitation affecting the Fund imposed by federal or state authorities on the extension of credit by lending institutions; (d) outbreak, escalation or commencement of war, armed hostilities or other international or national calamity or crisis directly or indirectly involving the United States, the effect of which on financial markets is such as to make it, in the good faith judgment of the Board, impractical or inadvisable to proceed with the Offer; or (e) in the Board’s judgment, other event or condition which would have a material adverse effect on the Fund if tendered Preferred

Shares were purchased; or (4) the Board determines that effecting any such transaction would not be in the best interest of the Fund or its shareholders.

Other Matters. In order to facilitate each Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, if you own Preferred Shares through a broker or other Nominee Holder, your broker or other Nominee Holder is required to submit your tender separate from any other tender it may submit in response to the Offer and it may not combine your tender with any tender it submits on behalf of other Preferred Shareholders. The Nominee Holder is also required to provide the Depositary additional contact information for its Auction Department, or whoever at your broker or other Nominee Holder submits auction instructions for the Preferred Shares on its behalf. If your broker or other Nominee Holder is unable to provide this contact information, each Fund, in its sole discretion, may waive this requirement.

Each Fund reserves the right, at any time during the pendency of its Offer, to terminate, extend or amend its Offer in any respect. If a Fund determines to terminate or amend its Offer or to postpone the acceptance for payment of or payment for Preferred Shares tendered, it will, to the extent necessary, extend the period of time during which its Offer is open as provided in the section “The Offers – Extension of Tender Period; Termination; Amendment” of this Offer to Purchase. Moreover, in the event any of the foregoing conditions are materially modified or waived in whole or in part at any time by a Fund, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend its Offer period as provided in the section “The Offers – Extension of Tender Period; Termination; Amendment” of this Offer to Purchase.

The foregoing conditions are for the sole benefit of each Fund and may be asserted by each Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any of these conditions, and may be waived by a Fund, in whole or in part, at any time and from time to time, on or before the Expiration Date, in its sole discretion. A Fund’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination or judgment by a Fund concerning the events described above will be final and binding on all parties.

14.	Plans or Proposals of the Funds; Regulatory Approvals

Except to the extent described herein, each Fund has no present plans or proposals, and is not engaged in any negotiations, that relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund; any purchase, sale or transfer of a material amount of assets of the Fund (other than in its ordinary course of business, except as resulting from its Offer, any other tender offer that may be contemplated in the future or otherwise set forth herein); any material changes in the Fund’s present capitalization (except as resulting from its Offer, any other tender offer that may be contemplated in the future or otherwise set forth herein); or any other material changes in the Fund’s structure or business.

Except as described in this Offer to Purchase, each Fund is not aware of any governmental license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Preferred Shares as contemplated by its Offer or, of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Fund’s acquisition or ownership of Preferred Shares as contemplated by the Offer. Should any such approval or other action be required, each Fund currently contemplates that it will seek approval or other action will be sought. No Fund can predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Preferred Shares tendered in response to the Offer, pending the outcome of any such matters. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to the Fund’s business. Each Fund’s obligation to accept for payment and pay for Preferred Shares under its Offer is subject to various conditions. See “The Offers – Conditions to the Offers.”

15.	Fees and Expenses

Each Fund has retained EQ Fund Solutions, LLC to act as the Information Agent and Equiniti Trust Company, LLC as the Depositary in connection with its Offer. The Information Agent may contact holders of Preferred Shares by mail, telephone, email and personal interviews and may request brokers and other Nominee Holders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

No Fund will pay any fees or commissions to any broker, any other Nominee Holder, or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Preferred Shares pursuant to its Offer. Brokers and other Nominee Holders will, upon request, be reimbursed by the applicable Fund(s) for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. No such broker or other Nominee Holder has been authorized to act as the agent of the Funds, the Information Agent, or the Depositary for purposes of the Offers.

16.	Miscellaneous

No Offer is being made to, nor will tenders be accepted from or on behalf of, holders of Preferred Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, each Fund may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Preferred Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of a Fund not contained in the Offer Documents and, if given or made, such information or representation must not be relied upon as having been authorized.

Each Fund has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to each Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in “The Offers – Certain Information Concerning the Funds” of this Offer to Purchase (except that such information will not be available at the regional offices of the SEC).

Eaton Vance Limited Duration Income Fund

Eaton Vance Senior Floating-Rate Trust

Eaton Vance Senior Income Trust

April 30, 2026

The Letter of Transmittal and any other required documents should be sent by each Preferred Shareholder or such Preferred Shareholder’s broker, dealer, bank, trust company or other nominees to the Depositary as set forth below.

The Depositary for each Offer is:

Equiniti Trust Company, LLC

If delivering by mail: Equiniti Trust Company, LLC Operations Center Attn: Onbase – Reorganization Department 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120	If delivering by express mail, courier, or other expedited service: Equiniti Trust Company, LLC 1110 Centre Pointe Curve Suite # 101 Mendota Heights, MN 55120 Attn: Onbase - Reorganization Department

If delivering by facsimile transmission (for eligible institutions only):
(718) 765-8758

Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, or other documents may be directed to the Information Agent at its telephone number below. Preferred Shareholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the applicable Offer.

The Information Agent for each Offer is:

EQ Fund Solutions, LLC

28 Liberty Street, 53rd Floor
New York, New York 10005

(877) 732-3614